SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*
American Shared Hospital Services
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

Raymond C. Stachowiak American Shared Hospital Services Two Embarcadero Center, Suite 410 San Francisco, California 94111-4107 Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

Robert C. Shrosbree, Esq.

Dykema Gossett PLLC

400 Renaissance Center

Detroit, Michigan 48243

Tel. No.: (313) 568-6641

May 15, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Raymond C. Stachowiak
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 903,194
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 903,194
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,194
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.57%*
14.	Type of Reporting Person (See Instructions) IN

* Based on 5,714,000 shares of Common Stock reported as outstanding by the Issuer as of May 6, 2019.

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This Amendment No. 3 (“Amendment”) amends and supplements the Schedule 13D originally filed on June 17, 2014, as amended on October 28, 2014 and as further amended on February 16, 2016 (“Original Schedule 13D”), by Mr. Raymond C. Stachowiak (“Reporting Person”), relating to the common stock, no par value (“Common Stock”) of American Shared Hospital Services, a California corporation (“Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment supplements Item 3 of the Original Schedule 13D by adding the following:

The Reporting Person expended $438,326.07 of personal funds to purchase the securities that are the subject of this Amendment.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)       The Reporting Person beneficially owns 903,194 shares of Common Stock, representing approximately 15.57% of the outstanding shares of Common Stock, including 84,635 shares that may be acquired by the Reporting Person within the next 60 days.

(b)       The Reporting Person has sole power to vote and to dispose of 903,194 shares of Common Stock.

(c)       On May 15, 2019, the Reporting Person purchased 160,559 shares of Common Stock from Stanley S. Trotman, a fellow director of the Issuer, in a private transaction at the price of $2.73 per share, for an aggregate purchase price of $438,326.07. The parties determined the aggregate purchase price by using the average closing price of the Common Stock on the NYSE for the preceding thirty, sixty and ninety periods as of May 6, 2019. The Reporting Person did not effect any other transactions in the Common Stock during the past sixty days.

(d)       Inapplicable.

(e)       Inapplicable.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 21, 2019.

/s/ RAYMOND C. STACHOWIAK
Raymond C. Stachowiak

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